SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On February 15, 16 and 21, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on February 12, 14, 18, 19 and 20, 2007, 873,801 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price (ILS)

12/02/07	5,000	34.08
12/02/07	500	34.15
12/02/07	150	34.17
12/02/07	150	34.19
12/02/07	150	34.20
12/02/07	150	34.21
12/02/07	150	34.22
12/02/07	134	34.23
12/02/07	2,000	34.25
12/02/07	500	34.27
12/02/07	200	34.29
12/02/07	200	34.30
12/02/07	200	34.31
12/02/07	200	34.32
12/02/07	200	34.33
12/02/07	200	34.34
12/02/07	900	34.45
12/02/07	900	34.48
12/02/07	5,000	34.49
12/02/07	3,650	34.50
12/02/07	3,000	34.51
12/02/07	900	34.52
12/02/07	900	34.53
12/02/07	1,650	34.56
12/02/07	1,000	34.57
12/02/07	1,000	34.58
12/02/07	4,000	34.59
14/02/07	1,009	34.10
14/02/07	4	34.11
14/02/07	10,551	34.13
14/02/07	5,000	34.20
14/02/07	170	34.36
14/02/07	500	34.44
14/02/07	502	34.45
14/02/07	400	34.46
14/02/07	1,000	34.47
14/02/07	261	34.48
14/02/07	6,000	34.60
14/02/07	1,900	34.62
14/02/07	1,500	34.68
14/02/07	5,000	34.69

14/02/07	2,000	34.73
14/02/07	500	34.78
14/02/07	5,000	34.79
14/02/07	61	34.80
14/02/07	1,261	34.86
14/02/07	900	34.87
14/02/07	1,000	34.88
14/02/07	900	34.89
14/02/07	38,606	34.90
14/02/07	2,549	34.95
14/02/07	2,500	34.98
14/02/07	3,559	34.99
18/02/07	9,699	33.70
18/02/07	120	34.50
18/02/07	97	34.68
18/02/07	150	34.70
18/02/07	980	34.76
18/02/07	2,323	34.77
18/02/07	2,000	34.80
18/02/07	1,000	34.95
18/02/07	685	34.96
18/02/07	282	34.97
18/02/07	3,033	35.00
18/02/07	500	35.02
18/02/07	1,900	35.06
18/02/07	2,000	35.09
18/02/07	204	35.16
18/02/07	1,858	35.17
18/02/07	1,500	35.20
18/02/07	1,000	35.20
18/02/07	1,000	35.20
18/02/07	28	35.24
18/02/07	1,900	35.25
18/02/07	700	35.28
18/02/07	72	35.29
18/02/07	500	35.34
18/02/07	1,500	35.35
18/02/07	1,111	35.38
18/02/07	4,627	35.39
18/02/07	2,500	35.40
18/02/07	800	35.42
18/02/07	784	35.44
18/02/07	1,000	35.45
18/02/07	3,175	35.46
18/02/07	500	35.49
18/02/07	3,741	35.50
18/02/07	5,500	35.50
18/02/07	8,500	35.50

18/02/07	200	35.89
18/02/07	2,474	35.90
18/02/07	112	35.94
18/02/07	2,214	35.95
18/02/07	3,110	36.78
18/02/07	1,364	36.65
18/02/07	514	36.65
18/02/07	297	36.65
18/02/07	933	36.70
18/02/07	10,000	36.80
18/02/07	10,000	36.80
18/02/07	500	36.89
18/02/07	150	36.90
18/02/07	800	36.90
18/02/07	1,353	36.95
18/02/07	1,353	36.95
18/02/07	1,353	36.95
18/02/07	1,353	36.95
18/02/07	88	36.95
18/02/07	67	37.00
19/02/07	370,000	38.29
20/02/07	10,000	36.60
20/02/07	35,060	36.72
20/02/07	10,000	36.86
20/02/07	5,000	36.95
20/02/07	5,000	36.99
20/02/07	5,000	37.00
20/02/07	500	37.08
20/02/07	120	37.10
20/02/07	1,500	37.15
20/02/07	10,000	37.44
20/02/07	10,000	37.54
20/02/07	10,000	37.60
20/02/07	15,000	37.70
20/02/07	10,000	37.75
20/02/07	10,000	37.78
20/02/07	10,000	37.80
20/02/07	10,000	37.81
20/02/07	10,000	37.90
20/02/07	961	37.99
20/02/07	29,039	38.00
20/02/07	25,000	38.05
20/02/07	84	38.28
20/02/07	50,416	38.29

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsout Ltd.[1]	4,928,372		12.9%	12.8%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.3%
Israel Petrochemical Enterprises Ltd.	18,800,255		49.4%	48.9%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	120,000	(*)	0%	0%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 9,771,369 ordinary shares of the Company, representing 25.6% of the Company’s issued share capital and 25.4% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

February 21, 2007